Exhibit 99.1
Unaudited IFRS Condensed Consolidated Interim Financial Statements as of and for the three and six months ended June 30, 2023.

Condensed Consolidated Interim Statement of Operations	2
Condensed Consolidated Interim Statement of Comprehensive Loss	3
Condensed Consolidated Interim Balance Sheet	4
Condensed Consolidated Interim Statement of Changes in Equity	5
Condensed Consolidated Interim Statement of Cash Flows	7
Notes to the Condensed Consolidated Interim Financial Statements	8

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Operations
(in KUSD except for per share data)

		For the Three Months Ended June 30,		For the Six Months Ended June 30,
	Note	2023	2022	2023	2022
Product revenues, net	5	19,197	17,291	38,150	33,789
License revenues and royalties	5	86	—	125	30,000
Total revenue		19,283	17,291	38,275	63,789

Operating expense
Cost of product sales	7	(1,319)	(2,266)	(1,909)	(2,795)
Research and development expenses	7	(31,944)	(48,537)	(71,424)	(97,489)
Selling and marketing expenses	7	(14,456)	(17,659)	(29,807)	(36,029)
General and administrative expenses	7	(11,353)	(18,240)	(26,496)	(37,251)
Total operating expense		(59,072)	(86,702)	(129,636)	(173,564)
Loss from operations		(39,789)	(69,411)	(91,361)	(109,775)

Other income (expense)
Financial income	8	2,372	16	4,547	18,324
Financial expense	8	(15,857)	(8,801)	(26,145)	(18,018)
Non-operating (expense) income	8	(453)	12,875	(456)	26,317
Total other (expense) income		(13,938)	4,090	(22,054)	26,623
Loss before taxes		(53,727)	(65,321)	(113,415)	(83,152)
Income tax benefit		6,610	947	6,872	2,117
Net loss		(47,117)	(64,374)	(106,543)	(81,035)

Net loss attributable to:
Owners of the parent		(47,117)	(64,374)	(106,543)	(81,035)

Net loss per share, basic and diluted	19	(0.58)	(0.84)	(1.31)	(1.05)
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Comprehensive Loss
(in KUSD)

		For the Three Months Ended June 30,		For the Six Months Ended June 30,
	Note	2023	2022	2023	2022
Net Loss		(47,117)	(64,374)	(106,543)	(81,035)

Other comprehensive income (loss)
Items that will not be reclassified to profit and loss
Remeasurement of defined benefit pension liability		—	3,618	—	3,618
Total items that will not be reclassified to profit and loss		—	3,618	—	3,618

Items that may be reclassified to profit and loss
Currency translation differences		169	(383)	310	(541)
Share of other comprehensive loss in joint venture	11	(444)	—	(700)	—
Total items that may be reclassified to profit and loss		(275)	(383)	(390)	(541)
Other comprehensive (loss) income for the period		(275)	3,235	(390)	3,077
Total comprehensive loss for the period		(47,392)	(61,139)	(106,933)	(77,958)

Total comprehensive loss attributable to:
Owners of the parent		(47,392)	(61,139)	(106,933)	(77,958)

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Balance Sheet
(in KUSD)

	Note	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	13	347,510	326,441
Accounts receivable, net	5	23,866	72,971
Inventory	9	19,428	18,564
Other current assets		22,004	28,039
Total current assets		412,808	446,015
Non-current assets
Property, plant and equipment		5,400	3,261
Right-of-use assets	12	10,971	6,720
Intangible assets	10	13,536	14,360
Interest in joint venture	11	28,322	31,152
Deferred tax asset		34,822	26,757
Other long-term assets		1,443	903
Total non-current assets		94,494	83,153

Total assets		507,302	529,168

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		11,691	12,351
Other current liabilities		53,397	73,035
Lease liabilities, short-term	12	1,632	1,097
Senior secured term loans, short-term	13	13,861	12,474
Total current liabilities		80,581	98,957
Non-current liabilities
Senior secured term loans, long-term	13	97,356	97,240
Warrant obligations	13, 15	535	1,788
Deferred royalty obligation, long-term	17	299,279	212,353
Deferred gain of joint venture	11	23,539	23,539
Lease liabilities, long-term	12	10,762	6,564
Other long-term liabilities		3,839	—
Total non-current liabilities		435,310	341,484

Total liabilities		515,891	440,441

Equity attributable to owners of the parent
Share capital		7,312	7,312
Share premium		1,007,755	1,007,452
Treasury shares		(557)	(679)
Other reserves	16	164,175	155,683
Cumulative translation adjustments		(46)	(356)
Accumulated losses		(1,187,228)	(1,080,685)
Total equity attributable to owners of the parent		(8,589)	88,727

Total liabilities and equity		507,302	529,168
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Changes in Equity
(in KUSD)
For the Three and Six Months Ended June 30, 2023

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
April 1, 2023		7,312	1,007,843	163,501	(645)	(215)	(1,140,111)	37,685
Loss for the period		—	—	—	—	—	(47,117)	(47,117)
Translation adjustment		—	—	—	—	169	—	169
Investment in joint venture	11	—	—	(444)	—	—	—	(444)
Total other comprehensive (loss) income		—	—	(444)	—	169	—	(275)
Total comprehensive (loss) income for the period		—	—	(444)	—	169	(47,117)	(47,392)

Vestings of RSUs		—	(88)	—	88	—	—	—
Share-based compensation expense	16	—	—	1,118	—	—	—	1,118
Total transactions with owners		—	(88)	1,118	88	—	—	1,118

June 30, 2023		7,312	1,007,755	164,175	(557)	(46)	(1,187,228)	(8,589)

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
January 1, 2023		7,312	1,007,452	155,683	(679)	(356)	(1,080,685)	88,727
Loss for the period		—	—	—	—	—	(106,543)	(106,543)
Translation adjustment		—	—	—	—	310	—	310
Investment in joint venture	11	—	—	(700)	—	—	—	(700)
Total other comprehensive (loss) income		—	—	(700)	—	310	—	(390)
Total comprehensive (loss) income for the period		—	—	(700)	—	310	(106,543)	(106,933)

Vestings of RSUs		—	(111)	—	111	—	—	—
Issuance of shares, 2022 Employee Stock Purchase Plan		—	414	—	11	—	—	425
Share-based compensation expense	16	—	—	9,192	—	—	—	9,192
Total transactions with owners		—	303	9,192	122	—	—	9,617

June 30, 2023		7,312	1,007,755	164,175	(557)	(46)	(1,187,228)	(8,589)

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Changes in Equity
(in KUSD)
For the Three and Six Months Ended June 30, 2022

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
April 1, 2022		6,445	981,818	116,044	(119)	25	(941,546)	162,667
Loss for the period		—	—	—	—	—	(64,374)	(64,374)
Translation adjustment		—	—	—	—	(383)	—	(383)
Remeasurement of defined benefit pension liability		—	—	3,618	—	—	—	3,618
Total other comprehensive income (loss)		—	—	3,618	—	(383)	—	3,235
Total comprehensive (loss) income for the period		—	—	3,618	—	(383)	(64,374)	(61,139)

Share-based compensation expense	16	—	—	13,818	—	—	—	13,818
Total transactions with owners		—	—	13,818	—	—	—	13,818

June 30, 2022		6,445	981,818	133,480	(119)	(358)	(1,005,920)	115,346

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
January 1, 2022		6,445	981,827	102,646	(128)	183	(924,885)	166,088
Loss for the period		—	—	—	—	—	(81,035)	(81,035)
Translation adjustment		—	—	—	—	(541)	—	(541)
Remeasurement of defined benefit pension liability		—	—	3,618	—	—	—	3,618
Total other comprehensive income (loss)		—	—	3,618	—	(541)	—	3,077
Total comprehensive (loss) income for the period		—	—	3,618	—	(541)	(81,035)	(77,958)

Vestings of RSUs		—	(9)	—	9	—	—	—
Share-based compensation expense	16	—	—	27,216	—	—	—	27,216
Total transactions with owners		—	(9)	27,216	9	—	—	27,216

June 30, 2022		6,445	981,818	133,480	(119)	(358)	(1,005,920)	115,346

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Cash Flows (in KUSD)

		For the Six Months Ended June 30,
	Note	2023	2022
Cash used in operating activities
Loss for the period		(106,543)	(81,035)
Adjustments for non-monetary items:
Share-based compensation expense	16	9,192	27,216
Impairments of assets	9	872	1,937
Depreciation of property, plant and equipment		514	517
Amortization of intangible assets	10	103	57
Impairment of intangible assets	10	743	—
Depreciation of right-of-use assets	12	846	606
Share of results in joint venture	8, 11	2,130	4,419
Deferred income taxes		(8,065)	(7,991)
Change in defined benefit pension liability		—	132
Convertible loans, derivatives, change in fair value	8, 14	—	(30,310)
Warrant obligations, change in fair value	8, 13, 15	(1,253)	—
Employee stock purchase plan deductions		244	—
Financial expense (income)	8, 13, 14, 17, 18	21,341	(407)
Exchange differences		90	(272)
Operating loss before working capital changes		(79,786)	(85,131)
Decrease in accounts receivable, net		49,089	9,355
Increase in inventory		(2,079)	(4,282)
Decrease in other current assets		1,422	3,797
Increase in other long-term assets		(738)	—
(Decrease) increase in accounts payable		(2,562)	970
Increase in income taxes		1,192	5,874
Decrease in other current liabilities		(16,297)	(791)
Increase in other long-term liabilities		3,839	—
Cash used in operating activities		(45,920)	(70,208)

Interest paid	13, 14	(7,779)	(3,562)
Interest received		5,167	36
Interest expense on lease obligations	12	257	101
Payments made under royalty financing transaction	17	(6,230)	(4,446)
Tax refund/(payments)		2,909	(8,813)
Net cash used in operating activities		(51,596)	(86,892)

Cash used in investing activities
Payment for purchase of property, plant and equipment		(2,208)	(279)
Payment for purchase of intangible assets	10	(20)	(1,648)
Refund/(payment) for deposits		200	(210)
Net cash used in investing activities		(2,028)	(2,137)

Cash provided by (used in) financing activities
Proceeds from deferred royalty transaction	17	75,000	—
Principal portion of lease obligation payments	12	(457)	(510)
Net cash provided by (used in) financing activities		74,543	(510)
Net decrease in cash and cash equivalents		20,919	(89,539)
Exchange losses on cash and cash equivalents		150	(227)
Cash and cash equivalents at beginning of the period		326,441	466,544
Cash and cash equivalents at end of the period		347,510	376,778
Supplemental Non-Cash Investing and Financing Information
Capital expenditures recorded in Accounts payable		270	114
Deferred royalty obligation transaction costs recorded in Accounts payable		1,898	—
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) – in KUSD except for share and per share data
1.Corporate information
ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated on June 6, 2011 under the laws of Switzerland. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland. The Company controls three wholly-owned subsidiaries: ADC Therapeutics America, Inc. (“ADCT America”), which was incorporated in Delaware, USA on December 10, 2014, ADC Therapeutics (UK) Ltd (“ADCT UK”), which was incorporated in England on December 12, 2014 and ADC Therapeutics (NL) B.V. which was incorporated in the Netherlands on February 25, 2022. The Company and its three subsidiaries form the ADCT Group (the “Group”).
The Group is focused on the development and commercialization of antibody drug conjugates (“ADCs”), including research, development, human clinical trials, regulatory approval and commercialization. On April 23, 2021, the U.S. Food and Drug Administration (“FDA”) approved ZYNLONTA for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”) and the Company commenced recognizing revenue upon the sale of ZYNLONTA during the second quarter of 2021. ADCs are drug constructs which combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads which seek to kill cancer cells to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.
These unaudited condensed consolidated interim financial statements were authorized for issue on August 8, 2023.

Going concern basis
ADCT is a commercial-stage company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Group’s success may also depend on its ability to:
•establish and maintain a strong patent position and protection;
•develop, gain regulatory approval and commercialize drug products;
•enter into collaborations with partners in the pharmaceutical industry;
•acquire and retain key personnel; and
•acquire additional funding to support its operations.
Since its incorporation, the Group has primarily funded its growth through capital increases and additional funds provided by research collaborations, license agreements, the issuance of the Company’s common shares, the issuance of convertible loans, the issuance of term loans and proceeds from a royalty purchase agreement. The Group does not have recourse to bank loans. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans, other than, pursuant to the senior secured term loan facility, it must maintain a balance of at least USD 60.0 million in cash and cash equivalents plus any accounts payable that are greater than ninety days old at the end of each quarter.
As of June 30, 2023, the Group’s cash and cash equivalents amounted to USD 347.5 million (December 31, 2022: USD 326.4 million).
Management believes that the Group has sufficient resources to meet its financial obligations for at least the next 12 months from the date of issuance of these unaudited condensed consolidated interim financial statements and, as a result, is presenting these unaudited condensed consolidated interim financial statements of the Group on a going concern basis.

2.Basis of preparation
Statement of Compliance
These unaudited condensed consolidated interim financial statements as of and for the three and six months ended June 30, 2023 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2022.
Functional and reporting currency
These unaudited condensed consolidated interim financial statements are presented in United States Dollars (“USD” or “$”), which is the Company’s functional currency and the Group’s reporting currency.
A subsidiary of the Company, ADCT UK, has a functional currency of the British Pound (“GBP”). The following exchange rates have been used for the translation of the financial statements of ADCT UK:

	Six Months Ended June 30,
	2023	2022
USD / GBP
Closing rate, GBP 1	1.26627	1.21470
Weighted average exchange rate, GBP 1	1.24535	1.20080
Basis of Consolidation
The unaudited condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company which are the same as those contained in the audited consolidated financial statements as of and for the year ended December 31, 2022.

Use of estimates and judgements
The preparation of the unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Estimates are based on management’s knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty included those that applied to the consolidated financial statements for the year ended December 31, 2022. There have been no material changes to the use of estimates and judgements other than those described in note 3, "Significant accounting policies."

3.Significant accounting policies
The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended December 31, 2022 and have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements, except for the following:
Revenue Recognition
Product Revenue

The Company generates revenue from sales of ZYNLONTA in the U.S. for the treatment of relapsed or refractory DLBCL, which was approved by the FDA on April 23, 2021 and launched shortly thereafter. Revenue is recognized when control is transferred to the customer at the net selling price, which includes reductions for gross-to-net (“GTN”) sales adjustments such as government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts.

On November 15, 2021, the Infrastructure Investment and Jobs Act was enacted, which added a requirement for manufacturers of certain single-source drugs (including biologics and biosimilars) separately paid for under Medicare Part B for at least 18 months and marketed in single-dose containers or packages (known as refundable single-dose container or single-use package drugs) to provide annual refunds if those portions of the dispensed drug that are unused and discarded exceed an applicable percentage defined by statute or regulation. The Centers for Medicare & Medicaid Services (the “CMS”) finalized regulations to implement this section on November 18, 2022, and the provision went into effect on January 1, 2023.

The Company has accounted for this annual refund (“discarded drug rebate”) as a GTN sales adjustment beginning in the first quarter of 2023. The discarded drug rebate will involve significant estimates and judgment after considering factors including legal interpretations of applicable laws and regulations, historical experience with discarded volumes and processing time lags.

The Company uses information from external sources to identify the Company’s discarded volumes and estimate the discarded drug rebate. The Company’s estimates are subject to inherent limitations of estimates that rely on third-party information and reflect other limitations including lags between the date as of which third-party information is generated and the date on which the Company receives third-party information. Estimates for the discarded drug rebate are being assessed each period and adjusted as required to revise information or actual experience.
New and amended IFRS standards
There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2023, that are relevant to the Group. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.

4.Financial risk management
4.1Financial risk factors
The Group’s activities are exposed to a variety of financial risks: market risk (including changes in the Company’s share price, exposure to fluctuation in currency exchange rates and exposure to interest rate movements), credit risk and liquidity risk.
The unaudited condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as of December 31, 2022. In relation to the royalty purchase agreement with entities managed by Healthcare Royalty Management, LLC ("HCR"), the Company is obligated to pay interest in the form of royalties in connection with certain net sales and licensing revenue. As the effective interest rate ("EIR") on the deferred royalty obligation does not depend on market performance, the exposure to interest rate and market risk is deemed low. See note 17, “Deferred royalty obligation” for further information. In regards to the senior secured term loans, the interest rate is variable and dependent upon market factors. The Company will update the EIR at the end of each reporting period for changes in the rate. See note 13, "Senior secured term loan facility and warrants" for further information. A hypothetical 100 basis point increase (decrease) in the interest rate as of June 30, 2023 would have increased (decreased) the effective interest expense associated with the Company's senior secured term loan facility by KUSD 910 and (KUSD 910). There have been no other material changes in financial risk management since December 31, 2022.
4.2Fair value estimation
As of June 30, 2023, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:
•Cash and cash equivalents
•Trade accounts receivable; and
•Trade accounts payable
In the six months ended June 30, 2023, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and financial liabilities.
Fair values must be estimated at the end of each reporting period with regard to the senior secured term loan warrant obligation and the Deerfield warrants. The approach to valuation follows the grant date fair value principle, and the key input factors are described for the senior secured term loan facility warrant obligation in note 13, "Senior secured term loan facility and warrants" and for the Deerfield warrants in note 15, "Deerfield warrants." Commonly accepted pricing models (Black-Scholes) have been used to calculate the fair values. The valuation of the senior secured term loan facility warrant obligation and Deerfield warrants are classified as pertaining to Level 2 of the valuation hierarchy. The convertible loan derivatives previously were classified as pertaining to Level 3 of the valuation hierarchy and were extinguished on August 15, 2022. See note 14, "Convertible loans" for further information. The Company no longer has any inputs pertaining to level 3 of the valuation hierarchy set out below.
The different levels of the valuation hierarchy have been defined as follows:
(a)Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(b)Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices);
(c)Level 3: inputs for the asset or liability that are not based on observable market data.
There were no transfers between the respective levels during the period.

5.Revenue recognition
The table below provides a disaggregation of revenues by type of service and customer location for the three and six months ended June 30, 2023 and June 30, 2022.

	Three months ended June 30,		Six months ended June 30,
(in KUSD)	2023	2022	2023	2022
Types of goods and services
Product revenue, net	19,197	17,291	38,150	33,789
License revenues	—	—	—	30,000
Royalties	86	—	125	—
Total revenue	19,283	17,291	38,275	63,789

Customer Location
U.S.	19,197	17,291	38,150	33,789
EMEA(1)	86	—	125	—
Japan	—	—	—	30,000
Total revenue	19,283	17,291	38,275	63,789

(1) Europe, the Middle East and Africa

Product revenue, net
Product revenues, net from sales of ZYNLONTA were KUSD 19,197 and KUSD 38,150 for the three and six months ended June 30, 2023. Product revenues, net from the sales of ZYNLONTA were KUSD 17,291 and KUSD 33,789 for the three and six months ended June 30, 2022, respectively. The Company records its best estimate of GTN sales adjustments to which customers are likely to be entitled.
The table below provides a rollforward of the Company’s accruals related to the GTN sales adjustments for the three and six months ended June 30, 2023 and June 30, 2022.

	Three months ended June 30,		Six months ended June 30,
(in KUSD)	2023	2022	2023	2022
Beginning balance	4,362	4,126	3,746	2,590
GTN sales adjustments for current period sales	5,783	3,206	11,399	6,697
GTN sales adjustments for prior period sales	(229)	87	(877)	(105)
Credits, payments and reclassifications to Accounts payable	(4,182)	(3,955)	(8,534)	(5,718)
Ending balance as of June 30,	5,734	3,464	5,734	3,464
The table below provides the classification of the accruals related to the GTN sales adjustment included in the Company’s unaudited condensed consolidated interim balance sheet as of June 30, 2023 and December 31, 2022.

(in KUSD)	As of June 30, 2023	As of December 31, 2022
Accounts receivable, net	1,677	2,151
Other current liabilities	4,057	1,595
	5,734	3,746

License revenues and royalties
On January 18, 2022, the Company entered into an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, the Company received an upfront payment of USD 30 million and may receive up to an additional USD 205 million in milestones if certain development and commercial events are achieved. The Company will also be entitled to receive royalties ranging in percentage from the high teens to the low twenties based on net sales of ZYNLONTA in Japan. MTPC will conduct clinical studies of ZYNLONTA in Japan and will have the right to participate in any global clinical studies by bearing a portion of the study costs. In addition, the Company will supply ZYNLONTA to MTPC for its drug development and commercialization under a supply agreement.

On July 8, 2022, the Company entered into exclusive license agreement with Sobi for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. Under the terms of the agreement, the Company received an upfront payment of USD 55 million and is eligible to receive up to USD 382.5 million in regulatory and net sales-based milestones, of which USD 50 million in license revenue was recognized in December 2022 upon approval of a Marketing Authorisation Application by the European Commission for ZYNLONTA in third-line DLBCL and received in the first quarter of 2023. The Company will also receive royalties ranging in percentage from the mid-teens to the mid-twenties based on net sales of the product in Sobi’s licensed territories, subject to certain adjustments. The Company recognized KUSD 125 of revenue attributable to royalties in the Sobi licensed territories during the six months ended June 30, 2023.
6.Segment information
The Company is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment.

7.Operating expense
The following table provides the unaudited condensed consolidated interim statement of operations classification of the Company's total operating expense:

(in KUSD)	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Cost of product sales	1,319	2,266	1,909	2,795

R&D
External costs (1)	17,947	30,175	39,601	59,343
Employee expenses (2)	13,997	18,362	31,823	38,146
R&D expense	31,944	48,537	71,424	97,489

S&M
External costs (1)	8,329	9,259	15,689	18,170
Employee expenses (2)	6,127	8,400	14,118	17,859
S&M expense	14,456	17,659	29,807	36,029

G&A
External costs (1)	4,881	5,880	9,419	13,519
Employee expenses (2)	6,472	12,360	17,077	23,732
G&A expense	11,353	18,240	26,496	37,251
Total operating expense	59,072	86,702	129,636	173,564
(1) Includes depreciation expense
(2) Includes share-based compensation expense

The decrease in Cost of product sales for the three and six months ended June 30, 2023, was primarily driven by higher impairment charges for the three and six months ended June 30, 2022 related to the manufacturing of batches that did not meet the Company's specifications.

R&D external costs decreased for the three and six months ended June 30, 2023 as a result of the completion of the phase 2 study in 2022 for Camidanlumab Tesirine (Cami) and our decision to pause the program while we evaluated FDA feedback, continue to assess a potential regulatory pathway and seek a partner to continue developing this program. The Company also had higher cost sharing with our partners, lower clinical trial costs for LOTIS 3, LOTIS 6 and LOTIS 7, as well as lower professional fees related to ZYNLONTA, partially offset by higher clinical trial expenses for LOTIS 5 and LOTIS 9 and in ADCT-212 the Company incurred lower manufacturing expenses related to IND-enabling work. The decrease in external costs was partially offset by an increase in clinical trial costs for ADCT-901 and expenses related to the Company's preclinical product candidates and research pipeline. Employee expense decreased for the three and six months ended June 30, 2023 primarily due to lower share-based compensation expense driven by fluctuations in our share price, voluntary terminations and the workforce reduction announced and put into effect during the second quarter of 2023.

The decrease in S&M expenses for the three and six months ended June 30, 2023 was primarily due to lower share-based compensation expense due to the fluctuations in the Company's share price, voluntary terminations and the commercial re-alignment announced and put into effect during the second quarter of 2023, as well as lower spend on marketing, analytics and expenses, including those expenses in the European Union relating to the commercial launch of ZYNLONTA.
The decrease in G&A expenses for the three and six months ended June 30, 2023 was attributable to lower share-based compensation expense due to fluctuations in the Company's share price, transition of a board member, voluntary terminations and the workforce reduction announced and put into effect during the second quarter of 2023, as well as lower external costs related to insurance and IT, partially offset with higher professional fees. The decrease in G&A expenses for the six months ended June 30, 2023 was also attributable to professional fees associated with the license agreement entered into with MTPC recognized during the six months ended June 30, 2022, partially offset by higher wages and benefits.

8.Other income (expense)

The components of financial income for the three and six months ended June 30, 2023 and June 30, 2022 are as follows:

		Three months ended June 30,		Six months ended June 30,
(in KUSD)	Note	2023	2022	2023	2022
Interest income		2,372	16	4,547	36
Cumulative catch-up adjustment, deferred royalty obligation	17	—	—	—	18,288
Financial income		2,372	16	4,547	18,324

The components of financial expense for the three and six months ended June 30, 2023 and June 30, 2022 are as follows:

		Three months ended June 30,		Six months ended June 30,
(in KUSD)	Note	2023	2022	2023	2022
Cumulative catch-up adjustment, deferred royalty obligation	17	5,417	—	5,288	—
Deferred royalty obligation interest expense	17	5,829	5,545	11,575	11,687
Effective interest expense on senior secured term loan facility	13	4,480	—	9,020	—
Effective interest expense on convertible loans	14	—	3,126	—	6,148
Interest expense on leasing and other	12	131	130	262	183
Financial expense		15,857	8,801	26,145	18,018

The components of non-operating (expense) income for the three and six months ended June 30, 2023 and June 30, 2022 are as follows:

		Three months ended June 30,		Six months ended June 30,
(in KUSD)	Note	2023	2022	2023	2022
Convertible loans, derivatives, change in fair value income	14	—	14,455	—	30,310
Deerfield warrant obligation, change in fair value income	15	20	—	636	—
Senior secured term loan facility, warrants, change in fair value (expense) income	13	(39)	—	617	—
Share of results with joint venture	11	(767)	(1,917)	(2,130)	(4,419)
Exchange differences gain (loss)		18	223	(34)	304
R&D tax credit		315	114	455	122
Non-operating (expense) income		(453)	12,875	(456)	26,317
Convertible loans, derivatives, change in fair value income
Changes in derivative fair values are explained in note 14, “Convertible loans.” Pursuant to the Facility Agreement with Deerfield, the Company drew down the Deerfield First Tranche of the convertible loans amounting to USD 65.0 million on May 19, 2020. Additionally, in connection with the FDA approval of ZYNLONTA, the Company drew down the Deerfield Second Tranche of convertible loans amounting to USD 50.0 million on May 17, 2021. On August 15, 2022, pursuant to the exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the

Company's senior secured convertible notes for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million.
Deerfield warrant obligation, change in fair value income
Pursuant to an exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The Deerfield warrant obligation has been recorded at its initial fair value and is remeasured to fair value at the end of each reporting period. Changes in fair value of the Deerfield warrant obligation are explained in note 15, "Deerfield warrants."
Senior secured term loan facility, warrants, change in fair value (expense) income
The Company has accounted for the First Tranche of the senior secured term loan and warrants as one hybrid financial instrument, with the USD 120.0 million proceeds separated into two components: a warrant obligation and a loan. The warrant obligation has been recorded at its initial fair value and is remeasured to fair value at the end of each reporting period. Changes in fair value of the warrant obligation are explained in note 13, "Senior secured term loan facility and warrants."
Share of results with joint venture
In connection with the formation of Overland ADCT BioPharma in December 2020, the Company recorded its proportionate share of Overland ADCT BioPharma’s comprehensive loss. See note 11, “Interest in joint venture.”
Exchange differences gain (loss)
Also included in non-operating (expense) income are favorable or unfavorable Exchange differences. The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Exchange differences represent gain or (loss) based on favorable or unfavorable changes in foreign currencies.
R&D tax credit
The Company recognizes as income (expense) amounts received and receivable by its subsidiary, ADCT UK, under the United Kingdom’s R&D Expenditure Credit scheme (“UK R&D Credit Scheme”). The grants represent 20% of eligible expenditures for the three months ended June 30, 2023 and represent 13% of eligible expenditures for the three months ended March 31, 2023. The grants represent 12% of eligible expenditures for the three and six months ended June 30, 2022. The claims are payable through the tax system, as a refund of corporation tax or of other taxes, including income tax and social security payments deducted at source from qualifying (research) employees’ payroll and VAT. The relevant amounts have been therefore presented net in the balance sheet. As the credit is independent of ADCT UK’s taxable profit, is clearly designed to incentivize companies to invest in R&D activities and is itself taxable income, the Group has recognized the income as government grants within non-operating (expense) income and not as a credit to income tax expense.
9.Inventory
Inventory as of June 30, 2023 and December 31, 2022 consisted of the following:

(in KUSD)	As of June 30, 2023	As of December 31, 2022
Work in process	19,015	18,165
Finished goods	413	399
Total inventory	19,428	18,564

Impairment charges of KUSD 726 and KUSD 872 were recognized and charged to cost of product sales in the unaudited condensed consolidated interim statement of operations during the three and six months ended June 30, 2023, respectively.

For the three and six months ended June 30, 2022, the Company designated certain capitalized pre-approval ZYNLONTA inventory for R&D use and recorded a charge to R&D expenses, which was partially offset by a reversal of previously recorded impairment charges. The net impact of KUSD 436 and KUSD 75 was recorded as an expense to R&D in the Company’s unaudited condensed consolidated interim statement of operation for the three and six months ended June 30, 2022, respectively. The reversal of previously recorded impairment charges is based on the existence of inventory on hand and estimated demand, as well as expiration dating.

10.Intangible assets
During the six months ended June 30, 2023, the Company did not capitalize any license fees as intangible assets. During the six months ended June 30, 2022, the Company capitalized the following milestone payments as intangible assets:

•An amount of KUSD 500 paid upon the dosing of a specific number of patients in the first in-human clinical study related to an antibody the Company acquired from a third party to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset; and

•    An amount of KUSD 195 paid upon the successful completion of in-vivo efficacy studies related to a license with a third party to use their specific binding proteins in the development, manufacturing and commercialization of products. The amount was capitalized as an indefinite-lived intangible asset.

During the six months ended June 30, 2023, the Company decided to terminate a program. Consequently, impairment charges of KUSD 743 (corresponding to the entire carrying amount of the capitalized licenses) was recognized and charged to R&D expenses in the unaudited condensed consolidated interim statement of operations. No impairment losses were recognized during the six months ended June 30, 2022. The Company performs an assessment at the end of each period to determine whether there is any indication that an intangible asset may be impaired. The Company identified one indicator of impairment during the six months ended June 30, 2023. The Company evaluated further and concluded there were no impairments, other than the terminated program.

The table below provides a rollforward of the Company’s intangible assets as of June 30, 2023 and 2022.

(in KUSD)	Indefinite lived		Definite lived
Cost	Licenses	Internal development costs	Internal development costs	Licenses	Software	Total
January 1, 2023	13,680	—	954	1,052	278	15,964
Additions	—	—	—	—	20	20
Exchange differences	—	—	—	—	3	3
June 30, 2023	13,680	—	954	1,052	301	15,987

Accumulated Amortization
January 1, 2023	(1,295)	—	—	(125)	(184)	(1,604)
Amortization charge	—	—	(38)	(38)	(27)	(103)
Impairment charge	(743)	—	—	—	—	(743)
Exchange differences	—	—		—	(1)	(1)
June 30, 2023	(2,038)	—	(38)	(163)	(212)	(2,451)

Net book amount as of June 30, 2023	11,642	—	916	889	89	13,536

Cost
January 1, 2022	12,985	631	—	1,052	176	14,844
Additions	695	263	—	—	97	1,055
Exchange differences	—	—	—	—	(7)	(7)
June 30, 2022	13,680	894	—	1,052	266	15,892

Accumulated Amortization
January 1, 2022	(1,069)	—	—	(50)	(143)	(1,262)
Amortization charge	—	—	—	(37)	(20)	(57)
Exchange differences	—		—	—	2	2
June 30, 2022	(1,069)	—	—	(87)	(161)	(1,317)

Net book amount as of June 30, 2022	12,611	894	—	965	105	14,575

11.Interest in joint venture
The Company is invested in a joint venture company, Overland ADCT BioPharma, with Overland Pharmaceuticals (“Overland”), to develop and commercialize one of the Company’s ADC products, ZYNLONTA, and three of the Company’s ADC product candidates, ADCT-601, ADCT-602 and ADCT-901, in greater China and Singapore. The table below provides a rollforward of the Company’s interest in Overland ADCT BioPharma as of June 30, 2023 and 2022, respectively.

(in KUSD)
Interest in joint venture
January 1, 2023	31,152
Share of comprehensive loss in joint venture	(2,830)
June 30, 2023	28,322

January 1, 2022	41,236
Share of comprehensive loss in joint venture	(4,419)
June 30, 2022	36,817
As of June 30, 2023, the deferred gain of USD 23.5 million arising from the Company’s contribution for its equity investment in the joint venture remained unchanged from December 31, 2022. The Company’s carrying value of its investment in a joint venture increases or decreases in relation to the Company’s proportionate share of comprehensive income or loss of the joint venture. When the Company’s share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain described above, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture.
The tables below provide summarized financial information for Overland ADCT BioPharma that is material to the Company. The following information reflects the amounts presented in the financial statements of Overland ADCT BioPharma and not the Company’s share of those amounts.

(in KUSD)	As of
Summarized Balance Sheet	June 30, 2023	December 31, 2022
Cash and cash equivalents	11,033	19,261
Prepaid and other current assets	218	2
Intangible assets	49,249	49,249
Total liabilities	(2,493)	(3,062)
Net assets	58,007	65,450

Summarized Statement of Comprehensive Loss	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Loss from operations	3,021	4,576	5,528	9,367
Other expense (income)	(1,457)	(662)	(1,183)	(704)
Other comprehensive loss (income)	908	—	1,431	—
Total comprehensive loss	2,472	3,914	5,776	8,663

12.Leases
The table below provides a rollforward of the Company's right-of-use assets as of June 30, 2023 and 2022, respectively.

(in KUSD)
Right-of-Use Assets	Properties (Offices)	Vehicles	Total
Cost
January 1, 2023	9,311	134	9,445
Additions	4,818	—	4,818
Exchange difference	332	—	332
June 30, 2023	14,461	134	14,595

Accumulated depreciation
January 1, 2023	(2,642)	(83)	(2,725)
Depreciation charge	(830)	(16)	(846)
Exchange difference	(53)	—	(53)
June 30, 2023	(3,525)	(99)	(3,624)

Net book amount as of June 30, 2023	10,936	35	10,971

Cost
January 1, 2022	9,005	134	9,139
Exchange difference	(523)	—	(523)
June 30, 2022	8,482	134	8,616

Accumulated depreciation
January 1, 2022	(1,925)	(50)	(1,975)
Depreciation charge	(589)	(17)	(606)
Exchange difference	59	—	59
June 30, 2022	(2,455)	(67)	(2,522)

Net book amount as of June 30, 2022	6,027	67	6,094

On January 30, 2023, the Company expanded the square footage of its existing lease related to its U.K. office. The lease commenced on January 30, 2023 and expires on January 27, 2031, and includes an option to terminate early on January 26, 2026. The Company is reasonably certain it will not terminate the lease early and therefore will account for the lease using an eight-year lease term. Total rent payments including service charges through January 27, 2031 are USD 7.6 million.

Depreciation of right-of-use assets have been charged to the following categories in the unaudited condensed consolidated interim statement of operations. Depreciation expense for S&M expenses was not material for any of the periods presented.

	Three months ended June 30,		Six months ended June 30,
(in KUSD)	2023	2022	2023	2022
R&D expenses	392	238	723	483
G&A expenses	61	61	123	123
	453	299	846	606

The table below provides a rollforward of the Company's lease liabilities as of June 30, 2023 and 2022, respectively.

(in KUSD)
Lease liabilities	Properties (Offices)	Vehicles	Total
January 1, 2023	7,607	54	7,661
Additions	4,818	—	4,818
Cash outflow (including interest)	(695)	(19)	(714)
Interest	256	1	257
Exchange difference	370	2	372
June 30, 2023	12,356	38	12,394

January 1, 2022	7,898	125	8,023
Cash outflow (including interest)	(593)	(18)	(611)
Interest	100	1	101
Exchange difference	(575)	(39)	(614)
June 30, 2022	6,830	69	6,899

June 30, 2023
Lease liabilities (short-term)	1,606	26	1,632
Lease liabilities (long-term)	10,750	12	10,762
Total lease liabilities	12,356	38	12,394

June 30, 2022
Lease liabilities (short-term)	875	34	909
Lease liabilities (long-term)	5,955	35	5,990
Total lease liabilities	6,830	69	6,899

13.Senior secured term loan facility and warrants
Oak Tree and Owl Rock Warrant Obligations

During the three and six months ended June 30, 2023, the Company recognized (expense) income of KUSD (39) and KUSD 617, respectively, as a result of changes in the fair value of the warrant obligations. The fair value of the warrant obligations as of June 30, 2023 and December 31, 2022 was KUSD 378 and KUSD 995, respectively. The decrease in fair value of the warrant obligation from December 31, 2022 to June 30, 2023 was primarily due to the decrease in the fair value of the underlying shares during that period, which was recorded directly to Non-operating (expense) income in the unaudited condensed consolidated interim statement of operations. See note 8, "Other income (expense)" for further information.

The Company used an independent valuation firm to assist in calculating the fair value of the warrant obligations, using the Black-Scholes option-pricing model. Key inputs for the valuation of the warrant obligations as of June 30, 2023 and December 31, 2022 were as follows:

	As of	As of
	June 30, 2023	December 31, 2022
Exercise price in USD	8.30	8.30
Share price in USD	2.15	3.84
Risk-free interest rate	4.3%	4.0%
Expected volatility	80%	80%
Expected term (months)	49.5 months	55.5 months
Dividend yield	—	—
Black-Scholes value in USD	0.72	1.89

Senior Secured Term Loan

For the three and six months ended June 30, 2023, the Company recorded interest expense on the senior secured term loan in the amount of KUSD 4,480 and KUSD 9,020, respectively, which was recorded in Financial expense in the unaudited condensed consolidated interim statement of operations. The EIR at June 30, 2023 was 16.79%. The carrying value of the senior secured term loan was USD 111.2 million as of June 30, 2023, of which USD 13.9 million and USD 97.4 million represented the short-term and long-term portion of the liability, respectively.
Pursuant to this Loan Agreement, the Company is subject to a covenant that requires it to maintain a balance at the end of each quarter of at least USD 60.0 million in cash and cash equivalents that are included on the unaudited condensed consolidated interim balance sheet plus an amount equal to any accounts payable that remain unpaid more than ninety days after the date of the original invoice. As of June 30, 2023, the Company was in compliance with this covenant.

14.Convertible loans
On April 24, 2020, the Company entered into a USD 115.0 million Facility Agreement with Deerfield, pursuant to which Deerfield extended a tranche of USD 65.0 million of convertible loans on May 19, 2020 upon completion of the Company’s initial public offering (the “Deerfield First Tranche”) and a tranche of USD 50.0 million of convertible loans on May 17, 2021 after the receipt of regulatory approval for ZYNLONTA (the “Deerfield Second Tranche”).

On August 15, 2022, pursuant to an exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the Company's senior secured convertible notes for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million.

As a result of the exchange agreement on August 15, 2022, the Company recognized a loss on extinguishment of USD 42.1 million, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date.

Embedded conversion option derivatives

Prior to the exchange, the Company accounted for the Facility agreement as a loan and embedded conversion option features. The embedded conversion option derivative was marked-to-market while the loan was measured at its amortized cost on a quarterly basis.

The following table summarizes the changes in fair value income of the embedded conversion option derivatives during the three and six months June 30, 2022:

	Three months ended June 30,	Six months ended June 30,
(in KUSD)	2022	2022
Deerfield First Tranche	8,860	18,378
Deerfield Second Tranche - after FDA approval	5,595	11,932
Total	14,455	30,310

The decrease in fair value of the embedded derivatives was primarily due to a decrease in the fair value of the underlying shares during the three and six months ended June 30, 2022. These amounts were charged directly to the unaudited condensed consolidated interim statements of operations. See note 8, “Other income (expense)” for further information.

The Company used an independent valuation firm to assist in calculating the fair value of the Deerfield First Tranche and Deerfield Second Tranche of the embedded conversion option derivatives, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuations as of June 30, 2022 was as follows:

Deerfield First Tranche

As of
June 30, 2022
Exercise price at 130% of the IPO price of 19.00, in USD	24.70
Forced conversion price, in USD	67.93
Share price in USD	7.95
Risk-free interest rate	3.0%
Expected volatility	86%
Expected term (months)	34.0 months
Dividend yield	—
Recovery rate	5%
Implied bond yield	12.0%

Deerfield Second Tranche

As of
June 30, 2022
Exercise price in USD	28.07
Forced conversion price, in USD	77.19
Share price in USD	7.95
Risk-free interest rate	3.0%
Expected volatility	86%
Expected term (months)	34.0 months
Dividend yield	—
Recovery rate	5%
Implied bond yield	12.0%

Residual convertible loan

The following table summarizes the interest expense recorded on the convertible loan for the three and six months ended June 30, 2022:

	Three months ended June 30,	Six months ended June 30,
(in KUSD)	2022	2022
Deerfield First Tranche	2,313	4,532
Deerfield Second Tranche	813	1,616
Total	3,126	6,148

15.Deerfield warrants
Pursuant to the exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The warrants consist of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 per share. Each warrant is exercisable, on a cash or a cashless basis, at the option of the holder, at any time on or prior to May 19, 2025. The warrants contain customary anti-dilution adjustments and entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis. Each holder also may require the Company to repurchase the warrants for their Black Scholes-based fair value in connection with certain transformative transactions or change of control of the Company that occur prior to their expiration.

The terms of the warrants are reflective of the terms of the embedded conversion option features of the Deerfield Facility Agreement prior to the Exchange Agreement. As a result, the fair value of the warrants was determined to approximate the fair value of the existing embedded conversion option features immediately prior to the consummation of the Exchange Agreement. As such, the warrant obligation was recorded at an initial fair value of KUSD 12,297 on August 15, 2022. Subsequent to issuance, the warrant obligation will be remeasured to fair value at the end of each reporting period.

During the three and six months ended June 30, 2023, the Company recognized income of KUSD 20 and 636, respectively, as a result of changes in the fair value of the warrant obligation. The fair value of the warrant obligation as of June 30, 2023 and December 31, 2022 was KUSD 157 and KUSD 793, respectively. The decrease in fair value of the warrant obligation from December 31, 2022 to June 30, 2023 was primarily due to the decrease in the fair value of the underlying shares during that period. These amounts were recorded to Non-operating (expense) income in the unaudited condensed consolidated interim statement of operations. See note 8, "Other income (expense)" for further information.

The Company used an independent valuation firm to assist in calculating the fair value of the Deerfield warrant obligation, using the Black-Scholes option-pricing model. Key inputs for the valuation of the warrant obligation as of June 30, 2023 were as follows:

	As of	As of
	June 30, 2023	December 31, 2022
Exercise price in USD	24.70 and 28.07	24.70 and 28.07
Share price in USD	2.15	3.84
Risk-free interest rate	4.9%	4.3%
Expected volatility	80%	70%
Expected term (months)	22.7 months	28.7 months
Dividend yield	—	—
Black-Scholes value in USD	0.04 and 0.03	0.20 and 0.16

16.Share-based compensation
Equity Incentive Plan 2019
In November 2019, the Company adopted the Equity Incentive Plan 2019. Under the Equity Incentive Plan 2019, the Company may at its discretion grant to plan participants, such as directors, certain employees and service providers, awards in the form of restricted shares and restricted share units (“RSUs”), share options, share appreciation rights, performance awards and other share-based awards. The Company has reserved 17,741,355 common shares for future issuance under the Equity Incentive Plan 2019 (including share-based equity awards granted to date less awards forfeited). As of June 30, 2023, the Company had 2,564,140 common shares available for the future issuance of share-based equity awards. On March 22, 2023, the Company issued its annual equity award, which was approved by the Compensation Committee of the Board of Directors and consisted of 2,026,341 share options and 538,175 RSUs. As of June 30, 2023, the Company has only granted share options, RSUs and performance awards under the Equity Incentive Plan 2019.
As of June 30, 2023, the cumulative amount recorded as an increase to Other Reserves within equity in the unaudited condensed consolidated interim balance sheet of the Equity Incentive Plan 2019 was KUSD 154,088. The amount of expense for all awards recognized for services received during the three and six months ended June 30, 2023 were KUSD 1,010 and KUSD 8,987, respectively, and for the three and six months ended June 30, 2022 were KUSD 13,818 and KUSD 27,728, respectively. An amount of KUSD 512 was withheld for tax charges during the three and six months ended June 30, 2022.

Equity Exchange Program

On March 6, 2023, the Company commenced a tender offer with employees to exchange some or all of their eligible stock options based on a pre-determined exchange ratio for new options as detailed in our Schedule TO filed March 6, 2023 with the Securities and Exchange Commission (the “Exchange Offer”), to, among other things, further align employee incentives with the current market conditions. The Exchange Offer expired on April 3, 2023 and new options were granted on April 4, 2023. Employees holding stock options to purchase 2.2 million common shares, with exercise prices ranging from USD 8.12 per share to USD 48.77 per share, participated in the Exchange Offer, and 0.9 million new options were granted based on the exchange ratios set forth in the Exchange Offer. The new options have an exercise price of USD 2.06 per share, which is equal to the closing price of the Company’s common shares as reported on the NYSE on April 4, 2023. The new options include additional vesting conditions. Any previously held options that were vested at the time of exchange will fully vest on April 4, 2024. With respect to any options held that were unvested at the time of grant, a portion of the new options will vest on the first anniversary date with additional portions vesting monthly thereafter until the new options are fully vested five years after the original grant date.

Under IFRS 2, the incremental compensation expense of a modified award is measured as the excess of the fair value of each award of new options granted to participants in this Exchange Offer, measured as of the date the new options are granted, over the fair value of the eligible options replaced in exchange for the new options, measured immediately prior to the replacement. The Company utilized a binomial valuation model and determined there was no incremental share-based compensation expense associated with the new options granted under this Exchange Offer. The Company will continue to recognize share-based compensation expense equal to the grant date fair value of the exchanged options.
Share Options
Pursuant to the Equity Incentive Plan 2019, the Company may grant share options to its directors, certain employees and service providers working for the benefit of the Company at the time. The exercise price per share option is set by the Company at the fair market value of the underlying common shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company’s common shares traded on the NYSE. The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term of each share option award granted is ten years. Under the grant, the options may be settled only in common shares of the Company. Therefore, the grants of share options under the Equity Incentive Plan 2019 have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s unaudited condensed consolidated interim statement of operations and a corresponding increase to Other Reserves within equity on the unaudited condensed consolidated interim balance sheet.

The (income) expense recognized for services received during the three and six months ended June 30, 2023 was KUSD (715) and KUSD 4,066, respectively, and for the three and six months ended June 30, 2022 were KUSD 8,450 and KUSD 18,965, respectively.
The following table summarizes the share option awards outstanding as of June 30, 2023:

	Average strike price per share in USD	Number of awards	Weighted average remaining life in years
December 31, 2022	18.30	10,755,494	8.46
Granted	2.47	3,140,641	8.71
Option Exchange - Granted	2.06	898,585	8.71
Forfeited	16.14	(1,303,983)	N/A
Option Exchange - Forfeited	22.55	(2,197,458)	N/A
June 30, 2023	11.93	11,293,279	8.31
Awards outstanding as of June 30, 2023 and December 31, 2022, expire through 2033 and 2032, respectively. The options granted during 2023 include the Company’s annual equity award discussed above. The grant-date fair value of the options relating to the annual equity awards was USD 1.41 per share. As of June 30, 2023, 3,765,502 awards are vested and exercisable out of the total outstanding awards of 11,293,279 common shares. The weighted average strike price and weighted average remaining life for vested and exercisable awards is USD 23.97 and 6.71 years, respectively.
The fair values of the options granted under the Equity Incentive Plan 2019 were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the award grants per participant.
The fair values of the options granted under the Equity Incentive Plan 2019 during the three and six months ended June 30, 2023 were determined on the date of the grant using the following assumptions:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Share price, in USD	1.96 - 2.38	6.55 - 14.83	1.96 - 5.45	6.55 - 19.69
Strike price, in USD	1.96 - 2.38	6.55 - 14.83	1.96 - 5.45	6.55 - 19.69
Expected volatility, in %	75% to 80%	70% to 75%	75% to 80%	70% to 75%
Award life, in years	6.08	6.08	6.08	6.08
Expected dividends	—	—	—	—
Risk-free interest rate, in %	3.56% - 4.02%	2.49% - 3.05%	3.39% - 4.13%	1.46% - 3.05%
The expected volatility was based on the Company’s historical volatility and selected volatility determined by median values observed among other comparable public companies. The award life is based on the time interval between the date of grant and the date during the ten-year life after which, when making the grant, the Company expected on average that participants would exercise their options.

The fair value of the new options granted under the Equity Exchange program was estimated at the date of grant using a binomial model with the following assumptions: Share price of USD 2.06, expected volatility of 77% - 79%, expected risk-free interest rate of 3.29% - 3.31%, expected dividends of 0% and expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates. The Company used an independent valuation firm to assist in calculating the fair value of the new award grants per participant.
RSUs
Pursuant to the Equity Incentive Plan 2019, the Company may grant RSUs to its directors, certain employees and service providers working for the benefit of the Company at the time. The awards generally vest annually over a period of three years commencing on the first anniversary of the date of grant. The RSUs may be settled only in common shares of the Company. Therefore, the grants of RSUs under the Equity Incentive Plan 2019 have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s unaudited condensed consolidated interim statement of operations and a corresponding increase to Other Reserves within equity on the unaudited condensed consolidated interim balance sheet.
The expense recognized for services received during the three and six months ended June 30, 2023 was KUSD 1,725 and KUSD 4,921, respectively, and for the three and six months ended June 30, 2022 were KUSD 5,368 and KUSD 8,763, respectively.

	Number of awards	Weighted average grant date fair value
December 31, 2022	1,585,877	13.26
Granted	979,680	2.13
Vested	(1,269,106)	8.73
Forfeited	(187,552)	9.25
June 30, 2023	1,108,899	9.30
The RSUs granted during 2023 include the annual equity award on March 22, 2023 discussed above which had a grant date fair value of USD 1.99.

Share-based Compensation Reserves
The movement in the Share-based Compensation Reserves (included in Other reserves within equity) is as follows:

	Three months ended		Six months ended
(in KUSD)	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Equity Incentive Plan 2019 - Share Options	(715)	8,450	4,066	18,965
Equity Incentive Plan 2019 - RSUs	1,725	5,368	4,921	8,763
ESPP Expense	108	—	205	—
Tax and social charge deductions - Incentive Plan 2019	—	—	—	(512)
Total	1,118	13,818	9,192	27,216

17.Deferred royalty obligation
On August 25, 2021, the Company entered into a royalty purchase agreement with HCR for up to USD 325.0 million of which the Company received gross proceeds of USD 225.0 million during 2021 and received an additional USD 75.0 million in June 2023 upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country.
The table below provides a rollforward of the Company’s debt obligation relating to the royalty purchase agreement.

(in KUSD)
January 1, 2022	225,477
Less: royalty payments	10,998
Plus: interest expense	23,200
Less: cumulative catch-up adjustment, Financial income	15,402
December 31, 2022	222,277
Plus: Additional proceeds from the sale of future royalties	75,000
Less: Transaction costs	1,898
Less: royalty payments	6,230
Plus: interest expense	11,575
Plus: cumulative catch-up adjustment, Financial expense	5,288
June 30, 2023	306,012
The Company recorded a liability relating to the initial gross proceeds received less transaction costs in August 2021 and increased the liability in June 2023 for the eligible amount received upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country less transaction costs. To determine the accretion of the liability related to the deferred royalty obligation, the Company is required to estimate the total amount of future royalty payments and estimated timing of such payment to HCR based on the Company's revenue projections. Based on the Company's initial revenue projections, the Company used an independent valuation firm to assist in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model. The amount ultimately received by the Company will be accreted to the total amount of the royalty payments necessary to extinguish the Company’s obligation under the agreement, which will be recorded as interest expense over the life of the royalty purchase agreement. The estimate of this total interest expense resulted in an EIR of 10%. As royalty payments are made to HCR, the balance of the debt obligation will be effectively repaid over the life of the royalty purchase agreement.
Based on the Company's periodic review, the exact amount and timing of repayment is likely to be different each reporting period as compared to those estimated based on the Company's initial revenue projections. A significant increase or decrease in actual net sales of ZYNLONTA compared to the Company’s revenue projections, and regulatory approval and commercialization of Cami, as well as ZYNLONTA in other indications as well as licensing revenue could change the royalty rate and royalty cap due to HCR, which could materially impact the debt obligation as well as interest expense associated with the royalty purchase agreement. Also, the Company’s total obligation to HCR can vary depending on the achievement of the sales milestones as well as the timing of a change in control event. The Company will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment.
Based on the Company's 2023 updated development plans, and the transaction costs related to the eligible amount received in June 2023, the Company updated the valuation model, which resulted in a cumulative catch-up adjustment of USD 5.3 million recorded as Financial expense within the unaudited condensed consolidated interim statement of operations for the six months ended June 30, 2023. Under the cumulative catch-up method, the EIR is not revised when actual or estimated net sales differ from those estimated as of the inception of the debt obligation. Instead, the carrying amount of the debt obligation is adjusted to an amount equal to the present value of the estimated remaining future payments, discounted by using the original EIR, 10%, as of the date on which the estimate changes.

18.Related parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. The Company has identified the following related parties and related transactions.
A.T. Holdings II Sàrl (“AT Holdings II”) is a shareholder in the Company. AT Holdings II is in turn ultimately wholly owned by Auven Therapeutics Holdings, L.P. (“ATH”), a limited partnership registered in the British Virgin Islands. ATH’s General Partner is Auven Therapeutics General L.P., which itself is a limited partnership whose General Partner is Auven Therapeutics GP Ltd. The manager of ATH is Auven Therapeutics Management L.L.L.P. (“ATM”). As a result, ATH is considered a related party.
Based on the Company’s contribution and equity interest in Overland ADCT BioPharma, certain of the Company’s employees serve on its board of directors. As a result, Overland ADCT BioPharma is considered a related party.
Services provided by the Company to related parties
The Company provides certain administrative services to three subsidiaries of ATH and provides Overland ADCT BioPharma clinical supply for use in trials and supply for early access programs, the amounts of which have been deemed immaterial.
As contemplated by the license agreement with Overland ADCT BioPharma, Overland ADCT BioPharma has elected to participate in certain of the Company’s global clinical trials, in exchange for which it reimburses the Company for a portion of the cost of those trials. Overland ADCT BioPharma also reimburses the Company for certain expenses in connection with technology transfer and assistance of clinical personnel. During the three and six months ended June 30, 2023, the Company incurred KUSD 1,244 and KUSD 2,310, respectively, of clinical trial and service costs to be reimbursed by Overland ADCT BioPharma, which is recorded as a reduction of R&D expenses in the Company’s unaudited condensed consolidated interim statement of operations (three and six months ended June 30, 2022: KUSD 876 and KUSD 1,196, respectively).
Related party balances
The Company had a related party receivable balance with Overland ADCT BioPharma of KUSD 1,482 and KUSD 805 as of June 30, 2023 and December 31, 2022, respectively. There was KUSD 20 in trade accounts payable with related parties as of December 31, 2022. There were no trade accounts payable with related parties as of June 30, 2023.
Key management compensation
The compensation of key management is shown below:

	Three months ended June 30,		Six months ended June 30,
(in KUSD)	2023	2022	2023	2022
Salaries and other short-term employee costs	2,587	2,062	6,218	4,206
Pension costs	36	71	231	204
Share-based compensation expense	3,068	6,875	6,712	12,449
Other compensation	33	8	71	18
Total	5,724	9,016	13,232	16,877

19.Loss per share

	Three Months Ended June 30,		Six Months Ended June 30,
(in KUSD, except per share amounts)	2023	2022	2023	2022
Loss attributable to owners	(47,117)	(64,374)	(106,543)	(81,035)
Weighted average number of shares outstanding	81,471,127	76,911,713	81,140,287	76,866,968
Basic and diluted loss per share	(0.58)	(0.84)	(1.31)	(1.05)
For the three and six months ended June 30, 2023, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Equity Incentive Plan 2019, 2022 ESPP and the Company’s warrant agreements, as the effect of including those shares would be anti-dilutive. For the three and six months ended June 30, 2022, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the 2019 Equity Incentive Plan and the conversion of the principal amount of the convertible loans into the Company’s common shares as the effect of including those shares would be anti-dilutive. See note 16, “Share-based compensation expense,” note 13, “Senior secured term loan facility and warrants,” note 15, “Deerfield warrants” and note 14, “Convertible loans” for further information.
Potentially dilutive securities that were not included in the diluted per share calculations because the effect of including them would be anti-dilutive were as follows:

	Six Months Ended June 30,
	2023	2022
Equity Incentive Plan 2019 - Share Options	11,293,279	8,066,461
Equity Incentive Plan 2019 - RSUs	1,108,899	1,354,432
Conversion of the principal amount of convertible loans into the Company’s common shares	—	4,412,840
Outstanding warrants	4,940,135	—
	17,342,313	13,833,733
20.Events after the reporting date

The Company has evaluated its subsequent events through August 8, 2023, the date the financial statements were available to be issued, and has concluded that there are no subsequent events requiring disclosure in the unaudited condensed consolidated interim financial statements, other than the item described below.